UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13A-16 OR 15D-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the quarter ended September 30, 2013

Commission File Number: 001-13425

Ritchie Bros. Auctioneers Incorporated

9500 Glenlyon Parkway

Burnaby, BC, Canada

V5J 0C6

(778) 331 5500

(Address of principal executive offices)

indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  ☐            Form 40-F  ☒

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

indicate by check mark whether by furnishing information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

PART 1. FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

The accompanying unaudited condensed consolidated interim financial statements do not include all information and footnotes required for a complete set of annual financial statements, as prescribed by International Financial Reporting Standards as issued by the IASB (IFRS). However, in the opinion of management, all adjustments (which consist only of normal recurring adjustments) necessary for a fair presentation of the results of operations for the relevant periods have been made. Results for the interim periods are not necessarily indicative of the results to be expected for the year or any other period. These financial statements should be read in conjunction with the summary of accounting policies and the notes to the consolidated financial statements included in the Company’s Annual Report on Form 40-F for the fiscal year ended December 31, 2012, a copy of which has been filed with the U.S. Securities and Exchange Commission. These policies have been applied on a consistent basis.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Income Statements

(Expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Auction revenues (note 4)	$105,800	$92,326	$336,180	$320,815
Direct expenses (note 5)	11,900	11,292	36,812	36,916

	93,900	81,034	299,368	283,899
Selling, general and administrative expenses (note 5)	68,502	66,116	210,727	196,991

Earnings from operations	25,398	14,918	88,641	86,908
Other income (expense):
Foreign exchange loss	(121)	(517)	(74)	(691)
Gain (loss) on disposition of property, plant and equipment	785	4	904	(1,721)
Other	756	(1,653)	1,585	(407)

	1,420	(2,166)	2,415	(2,819)
Finance income (costs):
Finance income	730	455	2,062	1,698
Finance costs	(1,915)	(1,984)	(5,776)	(5,082)

	(1,185)	(1,529)	(3,714)	(3,384)

Earnings before income taxes	25,633	11,223	87,342	80,705
Income tax expense (note 6):
Current	6,966	1,281	21,453	21,194
Deferred	2,241	1,771	5,389	2,068

	9,207	3,052	26,842	23,262

Net earnings	$16,426	$8,171	$60,500	$57,443

Net earnings per share (note 7):
Basic	$0.15	$0.08	$0.57	$0.54
Diluted	$0.15	$0.08	$0.57	$0.54

Weighted average number of shares outstanding:
Basic	106,823,223	106,454,695	106,726,533	106,442,819
Diluted	107,042,370	106,831,365	107,018,274	106,906,797

See accompanying notes to condensed consolidated interim financial statements.

These condensed consolidated interim financial statements were authorized for issue by the Board of Directors on November 1, 2013.

/s/ Robert G Elton	/s/ Peter J Blake
Robert G. Elton	Peter J. Blake
Director	Chief Executive Officer

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Comprehensive Income

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Net earnings	$16,426	$8,171	$60,500	$57,443
Other comprehensive income (loss):
Item that may be reclassified subsequently to net earnings:
Foreign currency translation adjustment	9,315	7,115	(8,558)	3,088

Total comprehensive income	$25,741	$15,286	$51,942	$60,531

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Balance Sheets

(Expressed in thousands of United States dollars)

(Unaudited)

	September 30,	December 31,
	2013	2012
Assets
Current assets:
Cash and cash equivalents	$197,924	$178,051
Trade and other receivables	166,332	76,066
Inventory (note 8)	54,164	60,947
Advances against auction contracts	17,844	6,816
Prepaid expenses and deposits	12,376	14,881
Assets held for sale (note 9)	3,417	958
Current portion of loan receivable	4,827	118
Income taxes receivable	6,755	7,764

	463,639	345,601
Property, plant and equipment (note 11)	639,480	655,677
Investment property (note 10)	6,692	6,902
Loan receivable	—	4,797
Other non-current assets	8,621	8,410
Intangible assets (note 12)	34,322	25,570
Goodwill (note 13)	83,770	84,247
Deferred tax assets	1,296	1,294

	$1,237,820	$1,132,498

Liabilities and Shareholders’ Equity
Current liabilities:
Auction proceeds payable	$198,780	$87,139
Trade and other payables	109,204	117,766
Income taxes payable	2,517	5,163
Current borrowings (note 14)	67,758	39,480

	378,259	249,548
Non-current borrowings (note 14)	150,819	200,746
Other non-current liabilities	6,965	5,193
Deferred tax liabilities	26,128	20,480

	562,171	475,967

Shareholders’ equity:
Share capital (note 15)	123,171	118,694
Additional paid-in capital	29,799	27,080
Retained earnings	530,702	510,222
Foreign currency translation reserve	(8,023)	535

	675,649	656,531

	$1,237,820	$1,132,498

Contingencies (note 17)

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Changes in Equity

(Expressed in thousands of United States dollars, except share amounts)

(Unaudited)

					Foreign
	Share Capital		Additional		Currency	Total
	Number of		Paid-In	Retained	Translation	Shareholders’
	Shares	Amount	Capital	Earnings	Reserve	Equity
Balance, December 31, 2011	106,386,339	$115,961	$22,777	$480,718	$(1,550)	$617,906

Comprehensive income
Net earnings	—	—	—	57,443	—	57,443
Foreign currency translation adjustment	—	—	—	—	3,088	3,088

	—	—	—	57,443	3,088	60,531
Exercise of stock options	128,855	1,732	(331)	—	—	1,401
Share-based compensation tax adjustment	—	—	164	—	—	164
Share-based compensation expense (note 16)	—	—	3,175	—	—	3,175
Cash dividends paid	—	—	—	(36,989)	—	(36,989)

Balance, September 30, 2012	106,515,194	$117,693	$25,785	$501,172	$1,538	$646,188

Comprehensive income
Net earnings	—	—	—	22,103	—	22,103
Foreign currency translation adjustment	—	—	—	—	(1,003)	(1,003)

	—	—	—	22,103	(1,003)	21,100
Exercise of stock options	81,617	1,001	(182)	—	—	819
Share-based compensation tax adjustment	—	—	349	—	—	349
Share-based compensation expense (note 16)	—	—	1,128	—	—	1,128
Cash dividends paid	—	—	—	(13,053)	—	(13,053)

Balance, December 31, 2012	106,596,811	$118,694	$27,080	$510,222	$535	$656,531

Comprehensive income
Net earnings	—	—	—	60,500	—	60,500
Foreign currency translation adjustment	—	—	—	—	(8,558)	(8,558)

	—	—	—	60,500	(8,558)	51,942
Exercise of stock options	254,389	4,477	(872)	—	—	3,605
Share-based compensation tax adjustment	—	—	(123)	—	—	(123)
Share-based compensation expense (note 16)	—	—	3,714	—	—	3,714
Cash dividends paid	—	—	—	(40,020)	—	(40,020)

Balance, September 30, 2013	106,851,200	$123,171	$29,799	$530,702	$(8,023)	$675,649

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Condensed Consolidated Interim Statements of Cash Flows

(Expressed in thousands of United States dollars)

(Unaudited)

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Cash generated by (used in):
Operating activities:
Net earnings	$16,426	$8,171	$60,500	$57,443
Items before changes in non-cash working capital:
Depreciation	9,885	10,259	29,144	29,745
Amortization	930	503	2,710	755
Impairment loss	—	2,457	—	2,457
Share-based compensation expense	1,342	1,152	3,714	3,175
Deferred income tax expense	2,241	1,771	5,389	2,068
Foreign exchange loss	121	517	74	691
Loss (gain) on disposition of property, plant and equipment	(785)	(4)	(904)	1,721

	13,734	16,655	40,127	40,612
Changes in non-cash working capital:
Trade and other receivables	19,592	(13,953)	(89,758)	(162,243)
Inventory	(2,564)	22,273	7,902	18,893
Advances against auction contracts	(6,909)	952	(10,674)	4,343
Prepaid expenses and deposits	(2,480)	(971)	2,832	719
Income taxes receivable	1,918	(2,128)	1,009	8,623
Income taxes payable	4,329	3,075	19,170	11,125
Auction proceeds payable	(73,542)	12,131	112,823	187,950
Trade and other payables	5,378	9,105	(1,479)	11,161
Other	(3,208)	151	(20)	1,372

	(57,486)	30,635	41,805	81,943
Interest paid	(2,220)	(2,722)	(6,194)	(6,585)
Income taxes paid	(2,516)	(3,523)	(21,919)	(16,542)

Net cash generated by (used in) operating activities	(32,062)	49,216	114,319	156,871

Investing activities:
Acquisition of subsidiaries	—	—	—	(55,617)
Property, plant and equipment additions	(11,560)	(15,086)	(29,470)	(49,613)
Intangible asset additions	(3,087)	—	(11,462)	—
Proceeds on disposition of property, plant and equipment	1,232	469	3,297	4,686
Other	(102)	191	(217)	303

Net cash used in investing activities	(13,517)	(14,426)	(37,852)	(100,241)

Financing activities:
Issuance of share capital	809	884	3,605	1,401
Dividends on common shares	(13,887)	(13,047)	(40,020)	(36,989)
Proceeds from short-term borrowings	3,900	25,000	19,103	81,847
Repayment of short-term borrowings	(11,202)	(25,613)	(20,202)	(47,951)
Proceeds from long-term borrowings	—	—	—	62,919
Repayment of long-term borrowings	(15,000)	—	(15,000)	—
Other	82	86	(123)	72

Net cash generated by (used in) financing activities	(35,298)	(12,690)	(52,637)	61,299

Effect of changes in foreign currency rates on cash and cash equivalents	6,056	3,460	(3,957)	1,444

Increase (decrease) in cash and cash equivalents	(74,821)	25,560	19,873	119,373
Cash and cash equivalents, beginning of period	272,745	203,136	178,051	109,323

Cash and cash equivalents, end of period	$197,924	$228,696	$197,924	$228,696

See accompanying notes to condensed consolidated interim financial statements.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

1.	Significant accounting policies:

(a)	Basis of preparation:

These condensed consolidated interim financial statements present the condensed consolidated income statements, statements of comprehensive income, balance sheets, statements of changes in equity and statements of cash flows of the Company. The condensed consolidated interim financial statements have been prepared on the historical cost basis, except for cash flows and the financial instruments valued at fair value through profit and loss that are measured at fair value.

The preparation of these condensed consolidated interim financial statements is based on accounting policies consistent with those used in the preparation of the Company’s audited annual consolidated financial statements for the year ended December 31, 2012, except for the adoption of new and amended accounting standards as disclosed in 1(f) below. A selection of the significant accounting policies that are important for interim financial reporting, or for which there has been a change since the annual consolidated financial statements, is set out below. These condensed consolidated interim financial statements should be read in conjunction with the Company’s audited annual financial statements for the year ended December 31, 2012; a full list of the Company’s significant accounting policies is included in those financial statements.

(b)	Statement of compliance:

The condensed consolidated interim financial statements of the Company have been prepared under International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) incorporating Interpretations issued by the IFRS Interpretations Committee (“IFRICs”), and complying with the Canada Business Corporations Act 1997.

These condensed consolidated interim financial statements have been prepared in accordance with IAS 34 Interim Financial Reporting. The condensed consolidated interim financial statements do not include all of the information required for full annual consolidated financial statements.

(c)	Basis of consolidation:

(i) Subsidiaries:

The condensed consolidated interim financial statements incorporate the assets and liabilities of all subsidiaries of Ritchie Bros. Auctioneers Incorporated for all periods presented and the results of all subsidiaries for the periods then ended. Subsidiaries are all those entities that the Company controls, defined as having power over an investee and having exposure or rights to variable returns from involvement in that investee.

Subsidiaries are fully consolidated from the date on which control is transferred to the Company. They are de-consolidated from the date that control ceases. Inter-entity transactions, balances and unrealized gains on transactions between entities within the consolidated Company are eliminated. Unrealized losses are also eliminated unless the transaction provides evidence of impairment of the asset transferred. The Company’s accounting policies are applied consistently throughout the organization.

(ii) Ultimate parent entity

Ritchie Bros. Auctioneers Incorporated is the ultimate parent entity of the consolidated Company.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

1.	Significant accounting policies (continued):

(d)	Revenue recognition:

Auction revenues are comprised mostly of auction commissions, which are earned by the Company acting as an agent for consignors of equipment and other assets, but also include net profits on the sale of inventory, as well as auction fees. Auction fees are made up of administrative and documentation fees on the sale of certain lots and auction advertising fees.

Auction commissions represent the percentage earned by the Company on the gross proceeds from equipment and other assets sold at auction. The majority of auction commissions are earned as a pre-negotiated fixed rate of the gross selling price. Other commissions are earned from at risk contracts, when the Company guarantees a certain level of proceeds to a consignor or purchases inventory from customers to be sold at auction.

Guarantee contracts typically include a pre-negotiated percentage of the guaranteed gross proceeds plus a percentage of proceeds in excess of the guaranteed amount. If actual auction proceeds are less than the guaranteed amount, commission is reduced; if proceeds are sufficiently lower, the Company can incur a loss on the sale. Losses, if any, resulting from guarantee contracts are recorded in the period in which the relevant auction is completed. If a loss relating to a guarantee contract held at the period end to be sold after the period end is known at the financial statement reporting date, the loss is accrued in the financial statements for that period. The Company’s exposure from these guarantee contracts fluctuates over time (note 17).

For inventory contracts, the Company acquires title to items for a short time prior to a particular auction sale. Revenue from inventory sales is presented net within auction revenues on the income statement, as the Company takes title only for a short period of time and the risks and rewards of ownership are not substantially different than the Company’s other at risk revenue contracts.

Revenue is measured at the fair value of the consideration received or receivable. Revenue is shown net of value-added tax and duties.

The Company recognizes revenue when the auction sale is complete and the Company has determined that the auction proceeds are collectible.

(e)	Share-based payments:

(i) Equity-settled share-based payments:

The Company has a stock-based compensation plan that provides for the award of stock options to selected employees, directors and officers of the Company. The cost of options granted is measured at the fair value of the underlying option at the grant date using the Black-Scholes option pricing model, further details of which are given in note 16. This fair value is expensed over the period until the vesting date with recognition of a corresponding increase to equity. At the end of each reporting period, the Company revises its estimate of the number of equity instruments expected to vest. The impact of the revision of the original estimates, if any, is recognized in earnings, such that the consolidated expense reflects the revised estimate, with a corresponding adjustment to equity.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

1.	Significant accounting policies (continued):

(e)	Share-based payments (continued):

(ii) Cash-settled share-based payment:

The Company has share unit compensation plans, which are described in the share-based payment note 16. The cost of cash-settled transactions is measured initially at fair value at the grant date using the volume weighted average price (“VWAP”) of the Company’s common shares for the twenty days prior to grant date. This fair value is expensed over the period until the vesting date with recognition of a corresponding liability. The liability is re-measured at fair value at each reporting date up to and including the settlement date, with changes in fair value recognized through compensation expense.

(f)	New and amended accounting standards:

Effective January 1, 2013, the Company adopted the following new and revised applicable standards, along with consequential amendments:

IFRS 10 Consolidated financial statements and IAS 27 Separate financial statements

IFRS 11 Joint arrangements and IAS 28 Investments in associates and joint ventures

IFRS 12 Disclosure of interest in other entities

IFRS 13 Fair value measurement

IFRS 7 Financial instruments: disclosures – offsetting financial assets and financial liabilities (Amendment)

IAS 1 Presentation of items of other comprehensive income (Amendment)

IAS 32 Tax effects of distributions to holders of equity instruments (Amendment)

These changes were made in accordance with the applicable transitional provisions. The nature and effect of adopting these standards are disclosed in the Company’s Q1 2013 condensed consolidated interim financial statements and have been applied consistently in preparation of these condensed consolidated interim financial statements. Accordingly, please refer to the Company’s Q1 2013 condensed consolidated interim financial statements for a full description of the Company’s adoption of these new and revised standards. There was no significant impact to the comparative period presented herein.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

1.	Significant accounting policies (continued):

(f)	New and amended accounting standards (continued):

Standards issued and not yet effective

At the date of authorization of these financial statements, the following applicable standards and interpretations were issued but not yet effective:

•	In 2011, the IASB issued amendments to IFRS 9 Mandatory Effective Date of IFRS 9 and Transition Disclosures to move the effective date of this standard from years beginning on or after January 1, 2013, to a mandatory effective date of January 1, 2015. IFRS 9, as issued, reflects the first phase of the IASB’s work on the replacement of IAS 39 and applies to classification and measurement of financial assets and financial liabilities as defined in IAS 39. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

•	In 2011, the IASB issued amendments to IAS 32 Financial Instruments: Presentation. Currently, IAS 32 requires that a financial asset and a financial liability shall be offset when an entity currently has a legally enforceable right to set off the recognized amounts. The amendments clarify that rights of set-off must not only be legally enforceable in the normal course of business, but must also be enforceable in the event of default of all of the counterparties to the contract, including the reporting entity. The standard is effective for years beginning on or after January 1, 2014, and is to be applied retrospectively. The Company is currently evaluating the impact of these amendments on its consolidated financial statements.

•	The IASB has a number of other projects outstanding that will result in exposure drafts and eventually new standards issued. However, the timing and outcome of these projects are too uncertain to list here.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

2.	Critical accounting estimates and judgments:

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise its judgment in the process of applying the Company’s accounting policies and assumptions. Estimates and judgments are continually evaluated and are based on historical experience and other factors including expectations of future events that are believed to be reasonable under the circumstances.

Key sources of estimation uncertainty are the areas where assumptions and estimates have a significant risk of causing a material adjustment to the carrying amount of assets and liabilities. These include depreciation and amortization methods; valuation of cash-generating units; valuation of at risk business contracts including inventory held at the period end and commitments under guarantee; valuation and recognition of income taxes; and the calculation of share-based payments. The methods of calculating these estimates are discussed elsewhere in these condensed consolidated interim financial statements and in the Company’s audited annual consolidated financial statements for the year ended December 31, 2012. Actual results may differ from these estimates.

Critical judgments that have a higher degree of judgment and the most significant effect on the Company’s financial reporting, apart from those involving estimates (discussed above), includes the determination of operating segments and identification of cash-generating units.

3.	Seasonality of operations:

The Company’s operations are both seasonal and event driven. Auction revenues tend to be highest during the second and fourth calendar quarters. The Company generally conducts more auctions during these quarters than during the first and third calendar quarters. Late December through mid-February and July through August are traditionally less active periods.

4.	Auction revenues:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Auction commissions	$85,474	$71,868	$269,656	$257,038
Auction fees	20,326	20,458	66,524	63,777

	$105,800	$92,326	$336,180	$320,815

Net profits on inventory sales included in auction commissions are:

	Three months ended September 30,		Nine months ended September 30,
	2013	2012	2013	2012
Revenue from inventory sales	$164,351	$148,087	$418,694	$613,558
Cost of inventory sold	(142,245)	(144,259)	(373,680)	(582,282)

	$22,106	$3,828	$45,014	$31,276

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

5.	Expenses by nature:

The Company classifies expenses according to function in the condensed consolidated interim income statements. The following items are listed by function into additional components by nature:

Direct expenses:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Employee compensation expense	$4,940	$4,759	$14,515	$13,993
Travel, advertising and promotion	5,123	4,657	15,306	14,387
Other direct expenses	1,837	1,876	6,991	8,536

	$11,900	$11,292	$36,812	$36,916

Selling, general and administrative expenses:

	Three months ended		Nine months ended
	September 30,		September 30,
	2013	2012	2013	2012
Employee compensation expense	$37,036	$34,442	$114,953	$105,797
Buildings and facilities	10,194	9,784	30,856	28,848
Travel, advertising and promotion	5,342	5,500	15,682	14,053
Other general and administrative expenses	5,115	5,628	17,382	17,793

	$57,687	$55,354	$178,873	$166,491
Depreciation of property, plant and equipment	9,885	10,259	29,144	29,745
Amortization of intangible assets	930	503	2,710	755

	$68,502	$66,116	$210,727	$196,991

6.	Income taxes:

Income tax expense is calculated based on management’s best estimate of the annual effective income tax rate expected by jurisdiction for the full financial year applied to the pre-tax ordinary income of the interim period. The Company’s consolidated effective tax rate in respect of operations for the nine months ended September 30, 2013 was 30.7% (2012: 28.8%).

7.	Net earnings per share:

	Three months ended			Nine months ended
	September 30, 2013			September 30, 2013
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount
Basic net earnings per share	$16,426	106,823,223	$0.15	$60,500	106,726,533	$0.57
Effect of dilutive securities:
Stock options	—	219,147	—	—	291,741	—

Diluted net earnings per share	$16,426	107,042,370	$0.15	$60,500	107,018,274	$0.57

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

7.	Net earnings per share (continued):

	Three months ended			Nine months ended
	September 30, 2012			September 30, 2012
	Net		Per share	Net		Per share
	earnings	Shares	amount	earnings	Shares	amount
Basic net earnings per share	$8,171	106,454,695	$0.08	$57,443	106,442,819	$0.54
Effect of dilutive securities:
Stock options	—	376,670	—	—	463,978	—

Diluted net earnings per share	$8,171	106,831,365	$0.08	$57,443	106,906,797	$0.54

For the nine months ended September 30, 2013, stock options to purchase 2,922,724 common shares were outstanding but were excluded from the calculation of diluted earnings per share as they were anti-dilutive (2012: 2,108,024).

8.	Inventory:

Every period end inventory is reviewed to ensure that it is recorded at the lower of cost and net realizable value. As at September 30, 2013 a write-down of $473,000 was recorded (December 31, 2012: $160,000).

Of inventory held at September 30, 2013, 95% is expected to be sold prior to the end of December 2013, with the remainder to be sold prior to the end of March 2014 (December 31, 2012: 72% sold prior to the end of March 2013, with the remainder to be sold by the end of December 31, 2013).

9.	Assets held for sale:

Balance, December 31, 2012	$958
Reclassified from property, plant and equipment	3,417
Disposition of property	(958)

Balance, September 30, 2013	$3,417

As at September 30, 2013, the Company held land and buildings for sale relating to the former permanent auction site in Alberta, Canada. During the nine-months ended September 30, 2013, the Company disposed of properties in Texas, USA and North Carolina, USA.

10.	Investment property:

Balance, December 31, 2012	$6,902
Foreign exchange movement	(210)

Balance, September 30, 2013	$6,692

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

11.	Property, plant and equipment:

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Cost:
Balance, December 31, 2011	$339,937	$256,309	$61,878	$56,003	$74,575	$3,384	$20,300	$15,179	$827,565
Acquisitions from business combination	—	—	—	—	187	26	113	1	327
Additions ~	100	347	37,050	10,147	225	9,837	718	283	58,707
Disposals	(3,293)	(3,592)	(28)	(6,694)	(3,304)	—	(331)	(90)	(17,332)
Transfers from property under development to completed assets	26,707	24,404	(56,036)	2,203	6,192	(5,975)	1,839	666	—
Reclassified as held for sale	(1,518)	(3,105)	—	—	—	—	—	—	(4,623)
Foreign exchange movement	(302)	1,681	252	723	1,987	160	263	141	4,905

Balance, December 31, 2012	$361,631	$276,044	$43,116	$62,382	$79,862	$7,432	$22,902	$16,180	$869,549
Additions ~	32	60	18,110	7,396	1,328	1,464	302	778	29,470
Disposals	(723)	(180)	(192)	(4,381)	(62)	—	(435)	(45)	(6,018)
Transfers from property under development to completed assets	21,492	8,895	(33,472)	967	5,214	(4,564)	1,205	263	—
Reclassified as held for sale	(2,961)	(738)	—	—	—	—	—	—	(3,699)
Foreign exchange movement	(5,265)	(4,052)	(1,775)	(894)	(2,815)	(225)	(389)	260	(15,155)

Balance, September 30, 2013	$374,206	$280,029	$25,787	$65,470	$83,527	$4,107	$23,585	$17,436	$874,147

~	During the nine months ended September 30, 2013, the cost of additions was reduced by $588,000 in relation to tax credits (year ended December 31, 2012: $1,095,000).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

11.	Property, plant and equipment (continued):

	Land and improvements	Buildings	Land, buildings and leasehold improvements under development	Yard and automotive equipment	Computer software and equipment	Computer software and equipment under development	Office equipment	Leasehold improvements	Total
Accumulated depreciation:
Balance, December 31, 2011	$(31,530)	$(57,363)	$—	$(29,331)	$(49,477)	$—	$(10,959)	$(4,572)	$(183,232)
Depreciation for the period	(7,136)	(9,703)	—	(8,212)	(10,218)	—	(2,241)	(1,667)	(39,177)
Disposals	366	1,748	—	4,476	3,303	—	274	57	10,224
Reclassified as held for sale	150	1,346	—	—	—	—	—	—	1,496
Foreign exchange movement	(621)	(694)	—	(458)	(1,332)	—	(64)	(14)	(3,183)

Balance, December 31, 2012	$(38,771)	$(64,666)	$—	$(33,525)	$(57,724)	$—	$(12,990)	$(6,196)	$(213,872)
Depreciation for the period	(5,681)	(7,326)	—	(6,194)	(7,005)	—	(1,589)	(1,349)	(29,144)
Disposals	712	157	—	2,992	40	—	359	45	4,305
Reclassified as held for sale	—	282	—	—	—	—	—	—	282
Foreign exchange movement	235	923	—	441	2,086	—	158	(81)	3,762

Balance, September 30, 2013	$(43,505)	$(70,630)	$—	$(36,286)	$(62,603)	$—	$(14,062)	$(7,581)	$(234,667)

Net carrying amount:
As at December 31, 2012	$322,860	$211,378	$43,116	$28,857	$22,138	$7,432	$9,912	$9,984	$655,677

As at September 30, 2013	$330,701	$209,399	$25,787	$29,184	$20,924	$4,107	$9,523	$9,855	$639,480

During the nine months ended September 30, 2013, interest of $1,082,000 (2012: $1,409,000) was capitalized to the cost of assets under development. These interest costs relating to qualifying assets are capitalized at a weighted average rate of 5.42% (2012: 4.68%).

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

12.	Intangible assets

	Trade names and trademarks	Customer relationships	Software	Software under development	Total
Cost:
Balance, December 31, 2012	$800	$19,597	$3,572	$3,562	$27,531
Transfers from software under development to completed assets	—	—	1,382	(1,382)	—
Additions ~	—	—	890	10,572	11,462

Balance, September 30, 2013	$800	$19,597	$5,844	$12,752	$38,993

~	During the nine months ended September 30, 2013, the cost of additions was reduced by $973,000 in relation to tax credits (year ended December 31, 2012: Nil).

	Trade names and trademarks	Customer relationships	Software	Software under development	Total
Accumulated amortization:
Balance, December 31, 2012	$—	$(1,258)	$(703)	$—	$(1,961)
Amortization for the period	—	(1,510)	(1,200)	—	(2,710)

Balance, September 30, 2013	$—	$(2,768)	$(1,903)	$—	$(4,671)

Net carrying amount:
As at December 31, 2012	$800	$18,339	$2,869	$3,562	$25,570

As at September 30, 2013	$800	$16,829	$3,941	$12,752	$34,322

13.	Goodwill:

Balance, December 31, 2012	$84,247
Foreign exchange movement	(477)

Balance, September 30, 2013	$83,770

Goodwill is subject to annual impairment reviews at December 31, or more frequently if events or changes in circumstances indicate that the asset may be impaired.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

14.	Borrowings:

	Carrying value
	September 30,	December 31,
	2013	2012
Current Borrowings	$67,758	$39,480

Non-current Borrowings
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 4.225%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	$32,990	$34,248
Term loan, denominated in United States dollars, unsecured bearing interest at 3.59%, due in quarterly installments of interest only, with the full amount of the principal due in May 2022.	30,000	30,000
Term loan, denominated in Canadian dollars, unsecured, bearing interest at 6.385%, due in quarterly installments of interest only, with the full amount of the principal due in May 2016.	58,134	60,327
Revolving loan, denominated in Canadian dollars, unsecured, bearing interest at Canadian bankers’ acceptance rate plus a margin between 0.85% and 1.25%, due in monthly installments of interest only, with the revolving loan available until May 2018.	29,695	31,171
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 1.65% plus a margin between 0.85% and 1.25%, due in quarterly installments of interest only, with the full amount of the principal due in July 2013.	—	15,000
Term loan, denominated in United States dollars, unsecured, bearing interest at a base rate of 0.48% (2012: 1.16%) plus a margin between 0.85% and 1.25%, due in quarterly installments of interest only, with the full amount of principal due in January 2014.	—	30,000

	$150,819	$200,746

Total Borrowings	$218,577	$240,226

The term loan with principal repayment date in July 2013 was repaid during the nine months ended September 30, 2013. The term loan with principal repayment date in January 2014 has been classified as current borrowings as the Company expects to repay this loan within twelve months from the balance sheet date.

Current borrowings at September 30, 2013 are comprised of drawings in various currencies on the Company’s revolving credit facilities, and have a weighted average interest rate of 2.24% (December 31, 2012: 3.01%).

The Company renegotiated terms on two credit facilities in the quarter, increasing the combined availability of borrowings related to those facilities from $54 million to $118 million.

As at September 30, 2013, the carrying value of non-current borrowings approximated its fair value.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

15.	Share capital:

(a)	Authorized:

Unlimited number of common shares, without par value.

Unlimited number of senior preferred shares, without par value, issuable in series.

Unlimited number of junior preferred shares, without par value, issuable in series.

(b)	Issued:

All issued shares are fully paid. No preferred shares have been issued.

16.	Share-based payments:

(a)	Stock option plan:

Stock option activity for the nine months ended September 30, 2013 and the year ended December 31, 2012 is presented below:

	September 30, 2013		December 31, 2012
	Common Shares Under Option	Weighted Average Exercise Price	Common Shares Under Option	Weighted Average Exercise Price
Outstanding, beginning of period	3,540,497	$20.27	3,008,169	$18.97
Granted	884,500	21.34	828,344	22.71
Exercised	(254,389)	14.17	(210,472)	10.56
Forfeited	(53,809)	23.24	(85,544)	22.30
Expired	(11,100)	23.58	—	—

Outstanding, end of period	4,105,699	$20.83	3,540,497	$20.27

Exercisable, end of period	2,770,914	$20.29	2,413,937	$18.94

The options outstanding at September 30, 2013 expire on dates ranging to March 5, 2023. The weighted average share price of options exercised during the nine months ended September 30, 2013 was $20.61 (2012: $21.35).

The following is a summary of stock options outstanding and exercisable at September 30, 2013:

	Options Outstanding			Options Exercisable
Range of Exercise Prices	Number	Weighted Average Remaining Life (years)	Weighted Average Exercise Price	Number	Weighted Average Exercise Price
$8.82 – $10.80	62,100	1.1	10.22	62,100	10.22
$14.23 – $14.70	780,934	4.8	14.54	774,734	14.54
$18.67 – $19.95	392,358	4.8	19.00	298,987	18.70
$21.66 – $23.44	2,039,646	8.4	22.12	892,161	22.46
$24.39 – $25.91	830,661	6.1	25.25	742,932	25.17

	4,105,699	6.8	$20.83	2,770,914	$20.29

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

16.	Share-based payments (continued):

(b)	Share unit plans:

(i) Restricted Share Unit (“RSU”) Plan and Performance Share Unit (“PSU”) Plan

In connection with a review and redesign of the Company’s long-term incentive plans, the Company has adopted the RSU and PSU plans described below. Effective January 1, 2013, these plans were adopted to replace the Company’s existing long-term term incentive plans for senior management and executives.

Senior management and executive employees of the Company are eligible for RSU grants in respect of financial years commencing after December 31, 2012. Compensation expense for each RSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the vesting periods of the underlying awards, which range from one to three years.

Executive employees of the Company are eligible for PSU grants in respect of years commencing after December 31, 2012. Compensation expense for each PSU is equal to the grant-date fair value of the share units awarded and is recognized evenly over the three year vesting period of the underlying awards. Compensation expense is adjusted at each reporting date for an estimate of the number of awards expected to vest based on the achievement of specific performance measures.

(ii) Deferred Share Unit (“DSU”) Plan

Effective January 1, 2013, members of the Board of Directors, who are not management of the Company, are required to receive a portion of their fees in the form of DSUs until they satisfy an equity ownership requirement. Accordingly, the Company may defer payment of a portion of a director’s fees and, annually award DSUs, which vest on grant date, in the amount of the deferred compensation cost.

(iii) Additional Plan Details

These plans entitle the grant recipient to a cash payment equal to the dividend-adjusted number of share units vested multiplied by the volume-weighted-average-price of the Company’s common shares reported by the New York Stock Exchange for the twenty days prior to vest date or, in the case of DSU recipients, following cessation of service on the Board of Directors.

Upon recognizing share-based compensation expense for the plans above, the Company recognizes a liability in the amount of the future cash-settlement obligation of share units earned. At the end of each reporting period, the Company estimates the number of equity instruments expected to vest, and fair values its share unit cash-settlement obligation. The impacts of these revisions, if any, are recognized in earnings such that the cumulative expense reflects the revised estimate, with a corresponding adjustment to the settlement liability.

(c)	Share-based compensation:

During the nine months ended September 30, 2013, the Company recognized compensation cost of $3,714,000 (2012: $3,175,000) in selling, general and administrative expenses in respect of grants under its stock option plan.

RITCHIE BROS. AUCTIONEERS INCORPORATED

Notes to the Condensed Consolidated Interim Financial Statements

(Tabular dollar amounts expressed in thousands of United States dollars, except share and per share amounts)

(Unaudited)

Nine months ended September 30, 2013 and 2012

16.	Share-based payments (continued):

(c)	Share-based compensation (continued):

The fair value of the stock option grants was estimated on the date of the grant using the Black-Scholes option pricing model with the following assumptions:

	2013	2012
Risk free interest rate	0.9%	1.1%
Expected dividend yield	2.31%	1.99%
Expected lives of options	5 years	5 years
Expected volatility	35.2%	35.4%

The weighted average grant date fair value of options granted during the nine months ended September 30, 2013 was $5.65 per option (2012: $6.25). The compensation expense arising from option grants is amortized over the relevant vesting periods of the underlying options.

The fair value of the 374,977 share units granted during the nine months ended September 30, 2013 was $21.81 (2012: $nil). The compensation expense arising from share unit grants is amortized over the relevant vesting periods of the underlying units. At September 30, 2013, the carrying amount of the Company’s share unit liability was adjusted to reflect a reporting date fair value of $19.89 per share unit, through a reduction in selling, general, and administrative expense. The fair value of the share unit grants is calculated on the valuation date using the 20-day volume weighted average share price of the Company’s common shares listed on the New York Stock Exchange.

17.	Contingencies:

(a)	Legal and other claims:

The Company is subject to legal and other claims that arise in the ordinary course of its business. The Company does not believe that the results of these claims will have a material effect on the Company’s consolidated balance sheet or consolidated income statement.

(b)	Guarantee contracts:

In the normal course of its business, the Company will in certain situations guarantee to a consignor a minimum level of proceeds in connection with the sale at auction of that consignor’s equipment.

At September 30, 2013 there was $42,849,000 of industrial equipment guaranteed under contract, of which 100% is expected to be sold prior to the end of December 2013 (December 31, 2012: $5,323,000 of which 100% sold prior to the end of March 2013).

At September 30, 2013 there was $17,374,000 of agricultural equipment guaranteed under contract, of which 18% is expected to be sold prior to the end of December 2013, with the remainder to be sold prior to the end of April 2014 (December 31, 2012: $14,995,000 of which 94% sold prior to the end of April 2013, with the remainder sold prior to the end of June 2013).

The outstanding guarantee amounts are undiscounted and before estimated proceeds from sale at auction.

ITEM 2: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Forward-Looking Statements

This Management’s Discussion and Analysis of Financial Condition and Results of Operations contains forward-looking statements that involve risks and uncertainties. These statements are based on current expectations and estimates about our business, and include, among others, statements relating to:

•	our future performance;

•	competition in the used equipment market;

•	growth of our operations, including replacement of existing auction sites and adding new auction sites;

•	growth potential in established and emerging markets;

•	our internet initiatives and the level of participation in our auctions by internet bidders, and the success of our new online marketplace, including increased online participation in auctions as buyers become more comfortable with our bidding technology and online tools and services;

•	increases in the number of consignors and bidders participating in our auctions;

•	our principal operating strengths, our competitive advantages, and the appeal of our auctions to buyers and sellers of industrial assets;

•	our ability to draw consistently significant numbers of local and international end-user bidders to our auctions;

•	our ability to continue to grow our share of the used equipment market and to meet the needs of our customers;

•	our ability to partner with our customers and potential customers;

•	our ability to grow our core auction business, including our ability to increase our market share among traditional customer groups and do more business with new customer groups in new markets;

•	our ability to add new business and information solutions, including, among others, our ability to use technology to enhance our auction services and support additional value added services;

•	our ability to grow our sales force, minimize turnover, and improve sales force productivity;

•	the effect of OEM production on our Gross Auction Proceeds;

•	the effect of an increased number of Territory Managers and increase in their tenure on our sales team performance, Gross Auction Proceeds and auction revenues;

•	our ability to leverage our Ritchie Bros. brand;

•	the relative percentage of Gross Auction Proceeds represented by straight commission, guarantee and inventory contracts, and its impact on auction revenues and profitability;

•	our Auction Revenue Rates, the sustainability of those rates, the impact of our commission rate and fee changes, and the seasonality of Gross Auction Proceeds and auction revenues;

•	our direct expense and income tax rates and selling, general and administrative expenses;

•	our future capital expenditures;

•	our future plans with regard to our strategic pillars;

•	the proportion of our revenues and operating costs denominated in currencies other than the US dollar or the effect of any currency exchange and interest rate fluctuations on our results of operations;

•	the impact of our new initiatives and services on us and our customers;

•	financing available to us and the sufficiency of our working capital to meet our financial needs;

•	our ability to satisfy our present operating requirements and fund future growth through existing working capital and credit facilities;

•	our ability to successfully implement our cost alignment plan; and,

•	our ability to mitigate risks in connection with our Chief Executive Officer succession planning and transition

Forward-looking statements are typically identified by such words as “anticipate”, “believe”, “could”, “feel”, “continue”, “estimate”, “expect”, “intend”, “may”, “ongoing”, “plan”, “potential”, “predict”, “will”, “should”, “would”, “could”, “likely”, “generally”, “future”, “period to period”, “long term”, or the negative of these terms, and similar expressions intended to identify forward-looking statements. Our forward-looking statements are not guarantees of future performance and involve risks, uncertainties and assumptions that are difficult to predict. While we have not described all potential risks related to our business and owning our common shares, the important factors listed under “Risk Factors” in our 2012 Annual Report on Form 40-F are among those that we consider may affect our performance significantly or could cause our actual financial and operational results to differ significantly from our predictions. Except as required by applicable securities law and regulations of relevant securities exchanges, we do not intend to update publicly any forward-looking statements, even if our predictions have been affected by new information, future events or other developments. You should consider our forward-looking statements in light the factors listed under “Risk Factors” below, under “Risk Factors” in our 2012 Annual Report on Form 40-F and other relevant factors.

About Us

Established in 1958, Ritchie Bros. Auctioneers is the world’s largest industrial auctioneer, specializing in the sale of equipment for the construction, transportation, agricultural, material handling, energy, mining, forestry, marine and other industries. With operations in more than 25 countries and 44 auction sites worldwide, Ritchie Bros. Auctioneers’ mission is to make it easy for the world’s builders to buy and sell equipment with confidence.

Ritchie Bros.’ solutions include the core business of unreserved public auctions and a secure online equipment marketplace. Ritchie Bros.’ unreserved auctions are conducted live, with bidding on-site and online at rbauction.com. Ritchie Bros. Auctioneers conducts hundreds of unreserved public auctions each year, selling more equipment to on-site and online bidders than any other auction business in the world. The Ritchie Bros. EquipmentOne online marketplace can be accessed at EquipmentOne.com. Ritchie Bros. also offers a range of value-added services, including equipment financing available through Ritchie Bros. Financial Services (rbauctionfinance.com).

None of the information on the aforementioned websites is incorporated by reference into this document by this or any other references.

Overview

The following discussion summarizes significant factors affecting the consolidated operating results and financial condition of Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”, “we” or “us”) for the three- and nine-month periods ended September 30, 2013 compared to the three- and nine-month periods ended September 30, 2012. This discussion should be read in conjunction with our unaudited condensed consolidated interim financial statements and notes thereto for the three- and nine-month periods ended September 30, 2013 and 2012, and with the disclosures regarding forward-looking statements and risk factors included within this discussion. You should also consider our audited consolidated financial statements and notes thereto and our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, and our most recent Annual Information Form (“AIF”) on our website at www.rbauction.com, on SEDAR at www.sedar.com or on EDGAR at www.sec.gov. None of the information on SEDAR, EDGAR, or our website is incorporated by reference into this document by this or any other reference. The date of this discussion is as of November 1, 2013.

We prepare our consolidated financial statements in accordance with International Financial Reporting Standards, or IFRS. Amounts discussed below are based on our unaudited condensed consolidated interim financial statements and are presented in US dollars. Unless indicated otherwise, all tabular dollar amounts, including related footnotes, presented below are expressed in thousands of dollars, except per share amounts.

Third Quarter Performance

We realized a record Auction Revenue Rate of 13.40% in the quarter ended September 30, 2013, which resulted in a 15% increase in auction revenues and a 65% increase in our adjusted net earnings compared to that of the quarter ended September 30, 2012.

Our net earnings for the third quarter were $16.4 million, or $0.15 per diluted share, and adjusted net earnings were $16.0 million, or $0.15 per diluted share. Comparatively, we generated net earnings of $8.2 million, or $0.08 per diluted share, and adjusted net earnings of $9.7 million, or $0.09 per diluted share, during the same period in 2012.

Financial Overview	Three months ended September 30,
(in U.S.$000’s, except EPS)	2013	2012	$ Change	% Change
Auction revenues	$105,800	$92,326	$13,474	15%
Direct expense	11,900	11,292	608	5%
SG&A expenses(1)	68,502	66,116	2,386	4%
Earnings from operations	25,398	14,918	10,480	70%
Other income (expenses)	1,420	(2,166)	3,586	166%
Finance costs	(1,185)	(1,529)	344	22%
Income tax expense	9,207	3,052	6,155	202%
Net earnings	16,426	8,171	8,255	101%
Adjusted Net Earnings (2),(3)	16,009	9,682	6,327	65%
Diluted Adjusted EPS(2)	$0.15	$0.09	$0.06	67%
Effective tax rate	35.9%	27.2%	n/a	32%
Gross Auction Proceeds (2),(4)	$789,640	$848,536	$(58,896)	(7%)
Auction Revenue Rate(2),(5)	13.40%	10.88%	n/a	23%
Direct Expense Rate	1.51%	1.33%	n/a	14%
EBITDA Margin(2),(6)	34.2%	27.8%	n/a	23%

(1)	Selling, general and administrative expenses (“SG&A”) include depreciation and amortization expense.
(2)	These are non-GAAP measures that do not have a standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing Adjusted Net Earnings, diluted Adjusted Net Earnings per Share, Gross Auction Proceeds and EBITDA Margin for different financial periods provides additional useful information about our performance for the relevant financial period.
(3)	Adjusted Net Earnings represents financial statement net earnings excluding the after-tax effects of excess property sales and other non-recurring items. We have provided a reconciliation to net earnings below.
(4)	Gross Auction Proceeds represents the total proceeds from all items sold by Ritchie Bros. It is not a measure of our financial performance, liquidity or revenue and is not presented in our annual consolidated income statement. We believe that auction revenues, which is the most directly comparable measure in our Income Statements, and certain other line items, are best understood by considering their relationship to Gross Auction Proceeds.
(5)	Auction Revenue Rate is our auction revenues divided by our Gross Auction Proceeds.
(6)	Earnings before interest, taxes, depreciation and amortization (EBITDA) is calculated using the information disclosed in our condensed consolidated interim financial statements by adding back depreciation and amortization expense to earnings from operations. EBITDA is a non-GAAP measure. The EBITDA Margin is EBITDA as a proportion of auction revenues.

Quarterly Overview

Gross Auction Proceeds were $789.6 million for the quarter ended September 30, 2013, a decrease of 7% compared to the same period in 2012.

In the third quarter of 2012 we had a significant coal mine consignment that increased that quarter’s results and there was no equivalent consignment in 2013. In addition to non-recurring transactions, the timing of particular auctions also causes differences when comparing year-over-year quarterly results. For instance, our autumn Dubai auction occurred in late September in 2012 but occurred in early October in 2013, resulting in a shift of Gross Auction Proceeds from the third to fourth quarter on a comparative basis.

Auction revenues increased by 15% to $105.8 million from $92.3 million in the same period of 2012, due to an increased Auction Revenue Rate. This increased in the third quarter Auction Revenue Rate was due primarily to the performance of our ‘at risk’ business. While our ‘at risk’ business demonstrated strong performance in virtually all jurisdictions in which the Company operates there were a few contracts in particular that exceeded our expectations, helping us to achieve our record Auction Revenue Rates this quarter.

Additional highlights during the third quarter of 2013 included:

•	We achieved a record Auction Revenue Rate of 13.40% for the quarter

•	We increased our regular cash dividend by 6%

•	We held our first auction in Tampere, Finland

In addition, during the third quarter of 2013, we implemented our plan to better align costs with our current business levels. This plan included reorganizing certain administrative departments and teams associated with capital infrastructure, and also rationalizing certain operational procedures. As a result of these measures, we realized a net reduction in employees during the quarter and incurred an additional $2.3 million of SG&A, reflected in employee compensation costs for severance and related costs.

Subsequent to quarter-end, our Chief Executive Officer Peter Blake announced his intention to step down in May 2014, at the time of our next Annual General Meeting. During this interim period he will continue to lead the Company. The Board of Directors has convened a committee to find a successor to Mr. Blake.

EquipmentOne Update

The summary results above and the following discussion includes the results of operations from EquipmentOne, our online marketplace. The total value of items sold through this online marketplace in the third quarter of 2013 was $20.1 million, generating $3.0 million of revenue and incurring $4.2 million of operating expenses for a net negative impact to EBITDA of $1.2 million. This compares to a total value of items sold in the third quarter of 2012 of $20.5 million, generating $3.4 million of revenue and incurring $4.1 million of operating expenses for a net negative impact of $0.7 million to EBITDA. The slight decrease in quarter over quarter EBITDA reflects the investment in our EquipmentOne offering as we enhance this online marketplace. We continue to refine our EquipmentOne business and were encouraged by the growth in listing yields (percentage of listings which transacted) in the third quarter of 2013.

Gross Auction Proceeds

Gross Auction Proceeds were $789.6 million for the quarter ended September 30, 2013, a decrease of 7% compared to the same period in 2012. Gross Auction Proceeds can vary from quarter to quarter depending on the timing of our auctions.

Straight commission contracts generated the majority of our Gross Auction Proceeds with the remainder composed of guarantee and outright purchase contracts, which we refer to as our underwritten or ‘at risk’ business. Our ‘at risk’ business represented approximately 29% of our Gross Auction Proceeds in the third quarter of 2013, a decrease when compared to 34% in the third quarter of 2012. We believe this decrease is due to our strategic focus on our ‘at risk’ business performance and the general stable pricing environment for used equipment that makes some of our customers more comfortable with using straight commission contracts when consigning their equipment to our unreserved auctions.

Auction Revenues and Auction Revenue Rate

We realized record auction revenues for the third quarter of 2013. Auction revenues increased 15% to $105.8 million from $92.3 million in the same period of 2012, due to an increased Auction Revenue Rate.

Auction revenues include both commissions charged to sellers (auction commissions) and fee income earned from buyers at our auctions. Our Auction Revenue Rate for the third quarter increased to 13.40% from 10.88% for the same period in 2012. This increase in the third quarter Auction Revenue Rate was due primarily to the performance of our ‘at risk’ business.

Our strong Auction Revenue Rate is consistent with our strategic focus on managing the performance of our ‘at risk’ business in 2013. In addition, while the Company performed well in all jurisdictions, there were a few specific contracts that exceeded our expectations, helping us to achieve our record Auction Revenue Rate this quarter. We caution that emphasis should not be placed on a single quarter’s performance of our at-risk business as these results include one-time transactions and comparative periods also reflect different risk environments.

During the third quarter our revenues increased by $13.5 million year over year and our direct expense and SG&A increased $3.0 million quarter over quarter. This resulted in a 78% ($10.5 million) Revenue Flow-through Rate1 by our core auction business. We believe these results exemplify the leverage inherent in our business.

[1]	Revenue Flow-through is calculated as incremental revenues in the period less incremental direct and SG&A expenses. Revenue Flow-through Rate presents Revenue Flow-through as a percentage of incremental revenues. Revenue Flow-through and Revenue Flow-through Rate are non-GAAP measures that do not a have standardized meaning, and are therefore unlikely to be comparable to similar measures presented by other companies. We believe that comparing the influence of incremental revenues on earnings from operations for different financial periods provides additional useful information about our performance for the relevant financial period.

For the third quarter of 2013, we achieved an auction commission rate of 10.82% compared to 8.47% during the same period last year. This increase was due to the performance of our ‘at risk’ business described above. Over the past five years our quarterly auction commission rate has ranged between 8.47% and 10.82%.

Our quarterly auction commission rates and Auction Revenue Rates for the preceding five years are presented in the following graph.

(1)	The revised administrative fee that took effect on July 1, 2011 has contributed to an increase in our Auction Revenue Rate of approximately 125 basis points since its introduction.

Our administrative fee income earned in the third quarter of 2013 was 2.57% of Gross Auction Proceeds, a slight increase compared to fees earned of 2.41% in the same period of 2012.

On an annual basis our fees rate remains relatively consistent, but it varies quarter-to-quarter due to the mix of equipment sold at our auctions. In the third quarter of 2012, we sold an unusually large amount of higher value equipment, which had the effect of reducing the fees rate earned, as the fee is capped on larger lots.

During the third quarter, the geographic breakdown of our auction revenues remained relatively consistent compared to prior years. Variations can occur on a quarterly basis depending on the timing and location of auctions. Approximately 51% of our auction revenues in the quarter ended September 30, 2013 were earned from operations in the United States (third quarter of 2012: 53%), 26% were generated from auctions in Canada (third quarter of 2012: 26%), and the remaining 23% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia and Mexico (third quarter of 2012: 21%).

Direct Expense Rate

Our direct expense rate (direct expenses as a percentage of Gross Auction Proceeds) for the quarter ended September 30, 2013 increased to 1.51% compared to 1.33% for the same period in 2012. This increase in the quarterly direct expense rate is due to a reduction in the average Gross Auction Proceeds realized per auction as our direct expense rate is not completely variable and thus smaller auctions are not as efficient as larger ones.

During the third quarter of 2013 we held 58 industrial auctions (2012: 51), which were generally of a smaller average size as compared to the same period of 2012. Additionally, we held sales in newer and emerging markets such as Finland, Singapore and Japan. These sales tend to attract a higher level of costs relative to Gross Auction Proceeds and thus increase our direct expense rate.

Selling, General & Administrative Expenses (SG&A)

Our SG&A expenses increased to $68.5 million in the third quarter of 2013, compared to $66.1 million in the same period of 2012, an increase of $2.4 million or 4%.

	Three months ended September 30,
	2013	2012	$ Change	% Change
Employee compensation	$37,036	$34,442	$2,594	8%
Buildings and facilities	10,194	9,784	410	4%
Travel, advertising and promotion	5,342	5,500	(158)	(3%)
Other general and administrative	5,115	5,628	(513)	(9%)

	$57,687	$55,354	$2,333	4%
Depreciation and amortization	10,815	10,762	53	0%

Selling, general and administrative expenses	$68,502	$66,116	$2,386	4%

Employee compensation expense increased primarily as a result of severance costs of $2.3 million related to our cost alignment plan. In addition, we continued to invest in our sales team, with an additional net new 15 Territory and Regional Sales Managers hired over the past twelve months. These additions were offset by the personnel reductions from our cost alignment plan. On a total full-time employee basis, we ended the quarter down net 4 employees when compared to September 30, 2012.

Overall, foreign exchange rates reduced SG&A by $1.0 million in the quarter compared to the same period of last year.

Effective Tax Rate

Our effective tax rate of 35.9% for the third quarter of 2013 was greater than the rate of 27.2% in the same period in 2012, as the result of a greater portion of income being earned in jurisdictions with higher tax rates, particularly in the United States.

Net Earnings

Net earnings for the three months ended September 30, 2013 increased by approximately 101% compared to the same period in 2012, primarily as the result of our record Auction Revenue Rate, partially offset by the increase in our tax expense and to a lesser degree increased SG&A and direct expenses.

Our adjusted net earnings for the three months ended September 30, 2013 increased by approximately 65% compared to the same period in 2012.

Net earnings reconciled to adjusted net earnings as follows:

	Three months ended September 30,
	2013	2012
Net earnings	$16,426	$8,171
After-tax loss (gain) on excess property (1,2)	(417)	1,511

Adjusted Net Earnings	$16,009	$9,682

(1)	During the three months ended September 30, 2013, we recognized a gain on the sale of excess land in Texas.
(2)	During the three months ended September 30, 2012, we recorded an impairment loss against our former permanent auction site that was held for sale in North Carolina.

Year-to-Date Performance

Our net earnings for the first nine months of 2013 were $60.5 million, or $0.57 per diluted share, and adjusted net earnings were $60.1 million, or $0.56 per diluted share. Comparatively, we generated net earnings of $57.4 million, or $0.54 per diluted share, and adjusted net earnings of $60.2 million, or $0.56 per diluted share, during the same period in 2012.

Financial Overview	Nine months ended September 30,
(in U.S.$000’s, except EPS)	2013	2012	$ Change	% Change
Auction revenues	$336,180	$320,815	$15,365	5%
Direct expense	36,812	36,916	(104)	(0%)
SG&A expenses(1)	210,727	196,991	13,736	7%
Earnings from operations	88,641	86,908	1,733	2%
Other income (expenses)	2,415	(2,819)	5,234	186%
Finance costs	(3,714)	(3,384)	(330)	(10%)
Income tax expense	26,842	23,262	3,580	15%
Net earnings	60,500	57,443	3,057	5%
Adjusted Net Earnings (2),(3)	60,083	60,151	(68)	(0%)
Diluted Adjusted EPS(2)	$0.56	$0.56	$—	0%
Effective tax rate	30.7%	28.8%	n/a	7%
Gross Auction Proceeds (2),(4)	$2,707,935	$2,907,578	$(199,643)	(7%)
Auction Revenue Rate(2),(5)	12.41%	11.03%	n/a	13%
Direct Expense Rate	1.36%	1.27%	n/a	7%
EBITDA Margin(2),(6)	35.8%	36.6%	n/a	(2%)

(1) to (6)	Refer to Third Quarter Performance section above for more information by line item. For a reconciliation of net earnings to adjusted net earnings, please see below.

Year-to-Date Overview

Gross Auction Proceeds were $2.7 billion for the nine months ended September 30, 2013, a decrease of 7% compared to the same period of 2012. We believe this decline is primarily attributable to two factors:

First, prior to 2013, the tenure of our sales force had declined for the previous 24 months due to lag in hiring new and replacement Territory Managers (“TMs”), which negatively impacted our productivity. Our sales force declined in 2011 with replacement TMs being hired in the second half of 2012, resulting in no change to the average number of TMs in 2011 and 2012. This was coupled with a historically high turnover rate for our TMs in 2012.

As the tenure and experience of our TMs increases, we expect their productivity to also increase as they build relationships with equipment owners. For the twelve months ended September 30, 2013, we have seen our average number of TMs increase and we believe that this factor, when combined with the increasing tenure of our TMs, will have a positive effect on our Gross Auction Proceeds going forward.

Second, the average age of items sold at our auctions has increased. This is due in part to OEM production decreases in the period 2008 to 2010, which has reduced the overall level of trading activity and increased the average age of used equipment in the marketplace. Older, less valuable equipment negatively affects our Gross Auction Proceeds. We believe that the rise in construction and transportation OEM production since 2010 will positively affect the used equipment market and our Gross Auction Proceeds.

EquipmentOne Update

The summary results above and the following discussion includes the results of operations from EquipmentOne. The total value of items sold through our online marketplace in the first nine months of 2013 was $65.6 million, generating $9.7 million of revenue and incurring $13.5 million of operating expenses for a net negative impact to EBITDA of $3.8 million. This compares to a total value of items sold from May 2012, the date we acquired AssetNation, to September 30, 2012 of $37.4 million, generating $5.5 million of revenue and incurring $6.2 million of operating expenses, for a net negative impact to EBITDA of $0.7 million. On a year-to-date basis, EquipmentOne has had the effect of reducing the Company’s EBITDA margin by 1%.

Gross Auction Proceeds

As previously discussed, Gross Auction Proceeds were $2.7 billion for the nine months ended September 30, 2013, a decrease of 7% compared to the same period in 2012.

Our ‘at risk’ business represented approximately 26% of our Gross Auction Proceeds in the first nine months of 2013, compared to 33% in the first nine months of 2012. We believe that this is consistent with our strategic focus on managing the performance of our ‘at risk’ business in 2013, and with our customers gaining increased confidence in entering straight commission contracts as used equipment prices remain stable.

Auction Revenues and Auction Revenue Rate

Auction revenues for the nine months ended September 30, 2013 increased 5% to $336.2 million, compared to $320.8 million for the same period in the prior year, primarily due to our increased Auction Revenue Rate as compared to the same period in 2012.

Our revenues for the nine months-ended September 30, 2013 increased by $15.4 million year-over-year and our direct expense and SG&A increased $13.6 million year over year, resulting in a 12% Revenue Flow-through Rate. Excluding the effects of EquipmentOne, the Revenue Flow-through would be $5.7 million or 51%. Revenue Flow-through is defined in the Third Quarter Performance section above.

Our Auction Revenue Rate for the first nine months September 30, 2013 increased to 12.41% from 11.03% for the same period in 2012. This increase was due primarily to the performance of our ‘at risk’ business. As discussed previously, our strong Auction Revenue Rate is consistent with our strategic focus on managing the performance of our ‘at risk’ business in 2013 and it has performed better on average in 2013 than it did in 2012.

Approximately 49% of our auction revenues in the first nine months of 2013 were earned from operations in the United States (first nine months of 2012: 50%), 28% were generated from auctions in Canada (first nine months of 2012: 27%), and the remaining 23% were earned from operations in countries other than the United States and Canada, primarily in Europe, the Middle East, Australia and Mexico (first nine months of 2012: 23%).

Direct Expense Rate

Our direct expense rate for the nine months ended September 30, 2013 increased to 1.36% compared to 1.27% for the same period in 2012. This increase is due to not realizing the same efficiencies at our industrial auctions as compared to the first nine months of 2012 due to the smaller average size of our industrial auctions in 2013. Our average industrial auction was approximately 12% smaller compared to the same period of 2012, which drove the 7% increase in our direct expense rate.

Selling, General & Administrative Expenses (SG&A)

Our SG&A expenses increased to $210.7 million in the nine months ended September 30, 2013, compared to $197.0 million, an increase of $13.7 million or 7%, in the same period of 2012.

	Nine months ended September 30,
	2013	2012	$ Change	% Change
Employee compensation	$114,953	$105,797	$9,156	9%
Buildings and facilities	30,856	28,848	2,008	7%
Travel, advertising and promotion	15,682	14,053	1,629	12%
Other general and administrative	17,382	17,793	(411)	(2%)

	$178,873	$166,491	$12,382	7%
Depreciation and amortization	31,854	30,500	1,354	4%

Selling, general and administrative expenses	$210,727	$196,991	$13,736	7%

The primary drivers of increased SG&A in the first nine months of 2013 were the incremental costs attributable to EquipmentOne, as our 2012 results reflect only SG&A from the time of acquisition of EquipmentOne’s predecessor AssetNation in May 2012, and increased employee compensation costs related to sales and sales support staff and the cost alignment plan initiated in the third quarter of 2013.

With nine months of EquipmentOne operations presented in SG&A in 2013 as compared to less than five months in the same period of 2012, EquipmentOne contributed an incremental $7.3 million in SG&A period-over-period, excluding depreciation and amortization.

Employee compensation costs increased by $9.2 million as compared to the same period in 2012. Excluding incremental employee compensation costs related to EquipmentOne of $4.5 million and severance costs of $2.3 million from the cost alignment plan executed in the third quarter of 2013, employee compensation costs increased $2.4 million year-to-date as compared to the same period in 2012, primarily as a result of our strategic investment in our sales team. The number of Territory and Regional Sales Managers has increased by net 13 since December 30, 2012.

Building and facilities costs increased by $2.0 million for the nine months ended September 30, 2013 over the same period in 2012, due to increased rents and maintenance costs for our auction sites and facilities around the world.

The increase of $1.6 million in travel, advertising and promotion expense was due primarily to travel expenses related to our sales teams, while the $0.4 million decrease in other general and administrative expense is primarily related to non-recurrence of $2.1 million in AssetNation acquisition costs realized in 2012, partially offset by incremental EquipmentOne expenses of $1.2 million.

Our depreciation and amortization increased $1.4 million for the nine months ended September 30, 2013 over the comparative period primarily as a result of the amortization of intangibles related to our acquisition of AssetNation in May 2012.

Overall, foreign exchange rates had a positive impact on SG&A in the amount of $1.4 million for the nine months ended September 30, 2013.

Effective Tax Rate

Our effective tax rate of 30.7% for the nine months ended September 30, 2013 was higher than the rate of 28.8% in the same period in 2012, due to a greater proportion of income being earned in jurisdictions with higher tax rates in 2013, particularly the United States.

Net Earnings

Our net earnings for the nine months ended September 30, 2013 increased by approximately 5% compared to the same period in 2012. As our increased revenues were essentially offset by our SG&A expenses and higher year-to-date tax rate, our earnings growth is primarily due to the impairment of a former auction site recognized in 2012 and the small gain recognized on the sale of excess land in 2013.

Our adjusted net earnings for the nine months ended September 30, 2013 decreased by less than 1% compared to the same period in 2012.

Net earnings reconciled to adjusted net earnings as follows:

	Nine months ended September 30,
	2013	2012
Net earnings	$60,500	$57,443
After-tax loss (gain) on excess property (1,2)	(417)	2,708

Adjusted Net Earnings	$60,083	$60,151

(1)	During the nine months ended September 30, 2013, we recognized a gain on the sale of excess land in Texas.
(2)	During the nine months ended September 30, 2012, we recorded an impairment loss against the Company’s former permanent auction site that was held for sale in North Carolina, and completed the sale of our former Olympia, Washington permanent auction site.

Strategy Update

Our mission is to provide compelling business solutions that enable the world’s builders to easily and confidently exchange equipment. We are pursuing the following three strategic pillars, which are designed to help us achieve our mission and our targets.

GROW our core auction business

We believe unreserved public auctions offer significant benefits over other sales channels, including certainty, fairness and transparency. We continue to focus on increasing our market share with our traditional customer groups, while simultaneously seeking to do more business with new customer groups and in new markets.

During the first nine months of 2013, we have continued to focus our attention on our ‘at risk’ business performance which we believe has resulted in our record high Auction Revenue Rate for the third quarter and year-to-date. Additionally, earlier in the year, we held the grand openings at our new auction sites in Melbourne, Australia, and Beijing, China, and broke ground on a new regional auction site in the U.S., in Manchester, New Hampshire.

During the third quarter of 2013, we held our first ever auction in Finland.

ADD new business and information solutions

We intend to add new business and information solutions that will assist the world’s builders to easily and confidently exchange equipment.

In the first half of 2013 we formally launched Ritchie Bros. EquipmentOne. This online equipment marketplace enables us to expand our addressable market and help us meet the diverse and evolving preferences of a segment of the equipment market that we have not traditionally reached with our unreserved auctions. While we believe the opportunity is significant we expect that it will take several years to have a material impact on our overall business results.

Since EquipmentOne’s launch earlier this year, we have continued to implement changes to EquipmentOne to improve overall user experience and increase transaction yields.

Additionally, we continue to focus on improvements to our core auction online bidding platform. We achieved $1 billion in online auction sales for 2013 on October 2, 2013, the earliest point in the calendar year in which we have achieved this level.

PERFORM by building an inspired high-performance, customer-focused Ritchie Bros. team

To maintain our high standards of customer service, we employ people who we believe embody our core values, especially the value of putting our customers first. In order to grow our business we believe that we must continue to build a high performance customer focused team, particularly our sales team.

The year-to-date growth in our headcount is largely the result of our ongoing recruiting efforts to expand our sales team, including TMs, Regional Sales Managers (“RSMs”), and sales support staff. Our headcount statistics are presented below.

	September 30,	December 31,
	2013	2012
Full-time employees	1,402	1,414
Territory Managers & Regional Sales Managers	320	307

We have made the growth and development of our sales team a strategic focus in 2013, as we believe the previous high turnover in our sales personnel contributed to the stagnation of Gross Auction Proceeds and auction revenues in recent periods.

Since December 31, 2012, we have increased the number of TMs and RSMs by net 13 for a total of 320 in our sales force as at September 30, 2013. This growth in the number of TMs represents approximately a 5% increase over the number of TMs as at December 31, 2012. In addition, we have added 20 people who directly support our TMs and RSMs, and additionally act in a sales capacity, since December 31, 2012.

We believe that our increased number of TMs, in conjunction with appropriate training and placement in appropriate markets, will lead to improved performance from our sales team and an increase in Gross Auction Proceeds and auction revenues in future periods.

Operations Update

During the first nine months of 2013, we conducted 166 unreserved industrial auctions at locations in North America, Central America, Europe, the Middle East, and Australia (2012: 160 unreserved industrial auctions). Although our auctions vary in size, our nine-month average industrial auction results were as follows:

Average per industrial auction	Nine months ended September 30,
	2013	2012
Gross Auction Proceeds	$14.9 million	$17.0 million
Bidder registrations	1,780	1,772
Consignments	189	196
Lots	1,304	1,338

During the first nine months of 2013 and 2012, 89% of our Gross Auction Proceeds were attributable to auctions held at our permanent auction sites and regional auction sites.

Key industrial auction metrics

Our key industrial auction metrics for the first nine months of 2013 and 2012 were:

Key industrial auction metrics	Nine months ended September 30,
	2013	2012
Consignments	31,350	29,850
Bidder registrations	295,500	268,500
Buyers	74,300	68,900
Lots	216,500	194,500

For a breakdown of these key industrial auction metrics by month, please refer to our website www.rbauction.com. None of the information in our website is incorporated by reference into this document by this or any other reference.

Online bidding statistics

We sold over $987 million of equipment, trucks and other assets to online bidders through our online auction bidding technology during the nine months ended September 30, 2013, representing a 4% increase compared to over $952 million in the same period in 2012. Online participation at our auctions continues to grow as buyers become more comfortable with our bidding technology and utilize the online tools and services we provide.

Website statistics

The increase in our online presence was also demonstrated by a 15% increase in unique visitors to our website www.rbauction.com during the first nine months of 2013 compared to the same period in 2012.

Total unique rbauction.com visitors	Nine months ended September 30,
	2013	2012
Unique visitors	4.7 million	4.1 million

Summary of Quarterly Results (Unaudited)

	Q3 2013	Q2 2013	Q1 2013	Q4 2012
Gross Auction Proceeds(2),(4)	$789,640	$1,072,942	$845,353	$1,000,413
Auction revenues	$105,800	$128,322	$102,058	$117,140
Net earnings	16,426	30,028	14,046	22,103
Adjusted net earnings(2),(3)	16,009	30,028	14,046	22,399
Net earnings per share, basic	$0.15	$0.28	$0.13	$0.21
Net earnings per share, diluted	0.15	0.28	0.13	0.21
Adjusted Net Earnings per share, diluted(2),(3)	0.15	0.28	0.13	0.21

	Q3 2012	Q2 2012	Q1 2012	Q4 2011
Gross Auction Proceeds(2),(4)	$848,536	$1,194,536	$864,506	$1,039,790
Auction revenues	$92,326	$127,213	$101,276	$113,403
Net earnings	8,171	31,303	17,969	26,767
Adjusted net earnings(2),(3)	9,682	32,500	17,969	26,767
Net earnings per share, basic	$0.08	$0.29	$0.17	$0.25
Net earnings per share, diluted	0.08	0.29	0.17	0.25
Adjusted Net Earnings per share, diluted(2),(3)	0.09	0.30	0.17	0.25

(2) to (4)	Refer to Third Quarter Performance section above for more information by line item.

Gross Auction Proceeds and auction revenues are affected on a period-to-period basis by the timing of major auctions. Also, in newer markets where we are developing our business, the number and size of auctions and, as a result, our Gross Auction Proceeds and auction revenues, are likely to vary more dramatically from period to period compared to our established markets, where the number, size and frequency of our auctions are more consistent.

Because of these seasonal and period-to-period variations, we believe that our Gross Auction Proceeds, auction revenues and net earnings are best compared on an annual basis or a year-over-year basis.

Outstanding Share Data

We are a public company and our common shares are listed under the symbol “RBA” on the New York and Toronto Stock Exchanges. On November 1, 2013 we had 106,851,200 common shares issued and outstanding and stock options outstanding to purchase a total of 3,980,605 common shares.

Liquidity and Capital Resources

	September 30,	December 31,
	2013	2012	% Change
Working capital	$85,380	$96,053	(11%)

Our cash position can fluctuate significantly from period to period, largely as a result of differences in the timing, size and number of auctions, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors. We believe that working capital, including cash, is a more meaningful measure of our liquidity than cash alone. Our working capital decreased during the first nine months of 2013 primarily as a result of having reclassified approximately $30 million in long-term debt to current borrowings from non-current borrowings, having repaid $15 million in long-term debt, and the repayment of approximately net $20 million of current borrowings.

At September 30, 2013, we had $68 million of short-term debt, which consisted of borrowings under our revolving credit facilities with a weighted-average annual interest rate of 2.2%. The remaining available borrowings under our revolving credit facilities totalled $397 million, including a $104 million three-year uncommitted, non-revolving credit facility expiring in November 2014, and a $131 million five-year committed credit facility expiring in May 2018. We renegotiated terms on two credit facilities in the third quarter of 2013, increasing the combined availability of borrowings related to those facilities from $54 million to $118 million.

We believe our existing working capital and availability under our credit facilities are sufficient to satisfy our present operating requirements, as well as to fund future growth, such as property acquisitions and development and the launch of complementary business solutions.

Cash Flows

	Nine months ended September 30,
Cash provided by (used in):	2013	2012	% Change
Operating activities	$114,319	$156,871	(27%)
Investing activities	(37,852)	(100,241)	62%
Financing activities	(52,637)	61,299	(186%)

Effect of changes in foreign currency rates	(3,957)	1,444	(374%)

Net increase in cash and cash equivalents	$19,873	$119,373	(83%)

The significantly lower increase in cash during the nine months ended September 30, 2013 as compared to the same period of 2012 is due to the timing of auctions, reduced investing activities and the repayment of long-term and short-term debt in 2013.

Our cash provided by operations can fluctuate significantly from period to period, due to factors such as differences in the timing, size and number of auctions during the period, the timing of the receipt of auction proceeds from buyers, and the timing of the payment of net amounts due to consignors.

Cash used in investing activities decreased during the first nine months of 2013 as compared to the same period in 2012, primarily as a result of the $56 million investment in AssetNation we made in 2012. Property, plant and equipment and intangible asset additions were $40.9 million for the first nine months of 2013, a decrease compared to $49.6 million in the same period in 2012. We anticipate our capital expenditures to be in the range of $60 million to $70 million for 2013.

Our capital expenditures for the first nine months of 2013 related primarily to the development of our auction sites in Melbourne, Australia and Beijing, China, maintenance capital expenditures at our existing sites, and our information system enhancements.

Cash used in financing activities decreased primarily as a result of our repayment of $15 million in long-term debt in the period as opposed to our borrowing of $63 million long-term relating to our acquisition of AssetNation and other short-term borrowings made during the same period in 2012.

We have declared, but not yet paid, dividends of $0.1300 per share for the quarter ended September 30, 2013. We declared and paid regular cash dividends of $0.1300 for the quarter ended June 30, 2013. We declared and paid regular cash dividends of $0.1225 for each of the quarters ended December 31, 2012 and March 31, 2013.

Total dividend payments during the first nine months of 2013 were $40.0 million compared to total dividend payments of $37.0 million during the equivalent period in 2012. All dividends we pay are “eligible dividends” for Canadian income tax purposes unless indicated otherwise.

Long-term Debt and Credit Facilities

Our credit facilities are with financial institutions in the United States, Canada, the Netherlands and the United Kingdom. Certain of the facilities include commitment fees applicable to the unused credit amounts. As at September 30, 2013, we had outstanding fixed rate and floating rate long-term debt bearing annual interest rates ranging from 2.2% to 6.4% (with a weighted-average annual interest rate of 4.5%). As at September 30, 2013, we were in compliance with all financial and other covenants applicable to our credit facilities.

Future scheduled interest payments over the next five years relating to our long term debt outstanding as at September 30, 2013 were as follows:

	Scheduled interest payments
	3 months in 2013	In 2014	In 2015	In 2016	In 2017	Thereafter
Interest payments on long-term debt	$1,714	$6,856	$6,856	$4,419	$3,139	$11,094

Quantitative and Qualitative Disclosure about Market Risk

We conduct operations in local currencies in countries around the world, but we use the US dollar as our reporting currency. As a result we are exposed to currency fluctuations and exchange rate risk. We cannot accurately predict the future effects of foreign currency fluctuations on our financial condition or results of operations, or quantify their effects on the macroeconomic environment. The proportion of revenues denominated in currencies other than the U.S. dollar in a given period will differ from the annual proportion depending on the size and location of auctions held during the period. However, on an annual basis, we expect these amounts to largely offset and generally act as a natural hedge against exposure to fluctuations in the value of the U.S. dollar. We have not adopted a long-term hedging strategy to protect against foreign currency fluctuations associated with our operations denominated in currencies other than the U.S. dollar, but we may consider hedging specific transactions if we deem it appropriate in the future. For the nine months ended September 30, 2013, the proportion of revenues earned and operating costs denominated in currencies other than the US dollar did not change significantly compared to previous reporting periods.

We have not experienced significant interest rate exposure historically, as our long-term debt generally bears fixed rates of interest. However, borrowings under our global revolving credit facility are available at both fixed and floating rates of interest. If we determine our exposure to short-term interest rates is too high, we may consider fixing a larger portion of our portfolio. As at September 30, 2013, we had a total of $29.7 million (December 31, 2012: $31.2 million) in revolving loans bearing floating rates of interest.

Although we cannot accurately anticipate the future effect of inflation on our financial condition or results of operations, inflation historically has not had a material impact on our operations.

Off-Balance Sheet Arrangements

We have no off-balance sheet arrangements that have or are reasonably likely to have a current or future material effect on our financial condition, changes in financial condition, revenues or expenses, financial performance, liquidity, capital expenditures or capital resources.

Legal and Other Proceedings

From time to time we have been, and expect to continue to be, subject to legal proceedings and claims in the ordinary course of our business. Such claims, even if lacking merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any legal proceedings or claims that we believe will have, individually or in the aggregate, a material adverse effect on us or on our financial condition or results of operations or that involve a claim for damages, excluding interest and costs that could be material.

Critical Accounting Policies and Estimates

There have been no significant changes in our critical accounting policies and estimates since our Management’s Discussion and Analysis of Financial Condition and Results of Operations as at and for the year ended December 31, 2012, which is included in our 2012 Annual Report.

Changes in Accounting Policies

On January 1, 2013, we adopted the following new and revised applicable International Financial Reporting Standards, along with related amendments. These changes were made in accordance with the applicable transitional provisions.

IFRS 10, Consolidated financial statements

IFRS 11, Joint arrangements

IFRS 12, Disclosure of interest in other entities

IFRS 13, Fair value measurement

Amendments to IFRS 7, Financial instruments: disclosures

Amendments to IAS 1, Presentation of financial statements

Amendments to IAS 27, Separate financial statements

Amendments to IAS 28, Investments in associates and joint ventures

Our adoption of these standards, excluding amendments to IAS 1, did not result in any change to our accounting or disclosure. IAS 1 was amended to revise the presentation of other comprehensive income, requiring entities to group items presented in other comprehensive income based on whether they are potentially re-classifiable to profit or loss subsequently. As a result of adopting this standard, we recognized a presentation change in our Condensed Consolidated Statement of Comprehensive Income. This change did not result in any adjustments to other comprehensive income or comprehensive income.

Other than our adoption of the standards and amendments described above, there have been no significant changes in our accounting policies during the nine months ended September 30, 2013.

Internal Control over Financial Reporting

Management is responsible for establishing and maintaining an adequate internal control structure and procedures for financial reporting. There has been no change in our internal control over financial reporting during the nine months ended September 30, 2013 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

Risk Factors

Our business is subject to a number of risks and uncertainties, and our past performance is no guarantee of our performance in future periods. The risks and uncertainties described below are a partial summary of the key risks we face. Holders of our common shares should consider these risks in addition to the more extensive list of risks and uncertainties we face that is included in our Management’s Discussion and Analysis of Financial Condition and Results of Operations for the year ended December 31, 2012, which is included in our 2012 Annual Report on Form 40-F, and also in our AIF for the year-ended December 31, 2012, which are filed on SEDAR at www.sedar.com or on EDGAR at www.edgar.com.

Additional risks and uncertainties not currently known to us or that we currently deem immaterial may also adversely affect our financial condition or impair our business or results of operations. If any of these risks actually occur, our business, results of operations and financial condition would suffer.

We may have difficulties sustaining and managing our growth.

One of the main elements of our strategy is to continue to grow our core auction business, primarily by increasing our presence in markets in which we already operate and by expanding into new geographic markets and market segments in which we have not had a significant presence in the past. As part of this strategy, we may from time to time acquire additional assets or businesses from third parties. We may not be successful in growing our business or in managing this growth.

For us to grow our business successfully, we need to accomplish a number of objectives, including:

•	recruiting and retaining suitable sales and managerial personnel;

•	developing and enhancing an appropriate sales strategy;

•	identifying and developing new geographic markets and market sectors;

•	expanding awareness of our brand, including value proposition and competitive advantages, in existing and new markets;

•	successfully executing the realignment of our sales and operations teams;

•	identifying and acquiring, on terms favourable to us, suitable land on which to build new auction facilities and, potentially, businesses that might be appropriate acquisition targets;

•	obtaining necessary financing on terms favourable to us, and securing the availability of our credit facilities to fund our growth initiatives;

•	receiving necessary authorizations and approvals from governments for proposed development or expansion;

•	integrating successfully new facilities and any acquired businesses into our existing operations;

•	achieving acceptance of the auction process in general by potential consignors, bidders and buyers;

•	establishing and maintaining favourable relationships with and meeting the needs of consignors, bidders and buyers in new markets and market sectors, and maintaining these relationships in our existing markets;

•	capturing relevant market data and utilizing it to generate insight and understanding of key company and industry drivers and market trends;

•	developing appropriate responses based on data collected to meet the needs of existing and potential customers to achieve customer retention targets;

•	succeeding against local and regional competitors in existing and new geographic markets;

•	capitalizing on changes in the supply of and demand for industrial assets, and understanding and responding to changing market dynamics, in our existing and new markets; and

•	designing and implementing business processes and operating systems that are able to support profitable growth.

We will likely need to hire additional employees to manage our growth. In addition, our growth may increase the geographic scope of our operations and increase demands on both our operating and financial systems. These factors will increase our operating complexity and the level of responsibility of existing and new management personnel. It may be difficult for us to attract and retain qualified sales personnel, managers and employees, and our existing operating and financial systems and controls may not be adequate to support our growth. We may not be able to improve our systems and controls as a result of increased costs, technological challenges, or lack of qualified employees. Our past results and growth may not be indicative of our future prospects or our ability to expand into new markets, many of which may have different competitive conditions and demographic characteristics than our existing markets.

We are pursuing a long-term growth strategy that requires upfront investment, with no guarantee of long-term returns.

In our auction business, we continue to pursue a long-term growth strategy that contemplates investments, including investments in frontier markets that may not generate profitable growth in the near term, adding new business and information solutions, and developing our people. Planning for future growth requires investments to be made now in anticipation of growth that may not materialize, and if our strategies do not successfully address the needs of current and potential customers we may not be successful in maintaining or growing our Gross Auction Proceeds and our earnings may be adversely impacted. A large component of our SG&A expenses is considered fixed costs that we will incur regardless of any Gross Auction Proceeds growth. There can be no assurances that our Gross Auction Proceeds and auction revenues will be maintained or grow at a more rapid rate than our fixed costs. If we proceed with an acquisition we may not be able to appropriately integrate that business into our existing business.

We are investing in an ecommerce marketplace, EquipmentOne, with no guarantee of long-term returns.

In 2012 we acquired an ecommerce marketplace through the acquisition of AssetNation LLC and its subsidiaries. We are utilizing the expertise and technology of AssetNation to develop Ritchie Bros. EquipmentOne, a new marketplace that involves technology and ecommerce. Success in this marketplace is dependent on our ability to attract, retain and engage buyers and sellers of used equipment; the volume of transactions; the volume and price of equipment listed; customer service; and brand recognition. Because this is a new business it may take us longer than expected to realize the anticipated benefits, and those benefits may ultimately be lesser than anticipated or may not be realized at all, which could adversely affect our business and operating results.

Our business could be harmed if we lost the services of one or more key personnel.

The growth and performance of our business depends to a significant extent on the efforts and abilities of our executive officers and senior managers. Our business could be harmed if we lost the services of any of these individuals. We do not maintain key person insurance on the lives of any of our executive officers. As a result, we would have no way to cover the financial loss if we were to lose the services of members of our senior management team.

Our future success largely depends on our ability to attract, develop and retain skilled employees in all areas of our business, as well as to design an appropriate organization structure and plan effectively for succession. Although we actively manage our human resource risks, there can be no assurance that we will be successful in our efforts.

As a result of the current Chief Executive Officer’s (“CEO”) intention to step down at our next Annual General Meeting, we are actively seeking his successor. In order to ensure an orderly transition and mitigate risks, our Board of Directors has convened a CEO search committee to hire our future CEO and assist in the new CEO’s transition.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

RITCHIE BROS. AUCTIONEERS INCORPORATED
(Registrant)

Date: November 5, 2013

	By:	/S/ DARREN WATT
Darren Watt, Corporate Secretary